March 20, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Kimberly Browning

100 F Street, N.E.

Washington, DC 20549

The Cutler Trust (the “Trust”)

SEC File Nos. 33-52850, 811-07242

Dear Ms. Browning:

Below please find our responses pursuant to Staff comments received on March 19, 2020, with regard to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2020 (Acc-no: 0001398344-20-004861) on behalf of the Cutler Fixed Income Fund and Cutler Emerging Markets Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, in connection with a Special Meeting of Shareholders of the Funds scheduled to be held on April 28, 2020, for the purpose of the shareholders of each Fund voting on the proposed liquidation of the Fund.

Comment 1. Please confirm all estimated costs of the liquidation are included in the Proxy Statement. It appears to Staff that costs disclosed in the proxy statement relate only to the proxy solicitation.

Response: The section titled “Brokerage Costs” in the Proxy Statement has been renamed “Costs of the Liquidation,” and has been revised as follows:

Costs of the Liquidations

Total costs of the liquidation of the Funds include, but are not limited to, proxy solicitation services (which encompass printing proxy cards, mailing proxy material to shareholders, soliciting brokers, custodians, nominees and fiduciaries, tabulating the returned proxies and performing other proxy solicitation services), filing fees, legal expenses and brokerage costs. Total costs of the liquidation for both Funds are estimated to be approximately $31,550, of which $18,558 is estimated for proxy solicitation services as outlined above, $2,500 is estimated for brokerage costs of the Cutler Emerging Markets Fund and $10,492 is estimated for legal expenses and other costs. The brokerage costs for the Cutler Emerging Markets Fund will be paid by that Fund; the Cutler Fixed Income Fund will not incur brokerage costs because it invests only in bonds. With the exception of brokerage costs, the liquidation costs outlined herein will be borne by the Adviser.

EDGAR Operations Branch
March 20, 2020

In addition, the following sentence has been added to the sixth question “Who Will Pay for the Expenses of Liquidating the Funds?” in the Questions and Answers section:

Total liquidation costs to be paid by the Adviser are estimated to be $29,050.

Comment 2. Compliance with Topic 450 and FASB No. 5 will result in accounting for the liquidations to make sure each Fund sets aside an appropriate amount of assets to cover liabilities. Accordingly, advise the Staff that Topic 450 and FASB No. 5 will be used for accounting for the liquidations.

Response: The Trust confirms that it will comply with Topic 450 and FASB No. 5 in the accounting for the liquidation of each Fund to ensure an appropriate amount of assets will be set aside to cover liabilities.

Comment 3. Please confirm that disclosure regarding an estimate of the brokerage costs to be incurred in connection with the liquidations is included in the liquidation costs estimated in the Proxy Statement.

Response: The Trust confirms that disclosure regarding anticipated brokerage costs to be incurred by the Cutler Emerging Markets Fund has been included in the Proxy Statement. Please refer to the response to Comment 1 above.

Comment 4. The Staff did not intend for the Trust to delete the discussion about the waiver and recoupment for the Cutler Emerging Markets Fund. Please add the disclosure back into the Proxy Statement. Please confirm if the Fund intends to recoup previously waived fees pursuant to the provisions of the expense limitation agreement. If no recoupment will occur, please state such in the Proxy Statement. If recoupment will occur, please advise the Staff supplementally how that recoupment will be accounted for.

Response: The Trust confirms that the Adviser will not recoup previously waived fees or expenses reimbursed on behalf of the Cutler Emerging Markets Fund. The disclosure related to the recoupment provisions under the expense limitation agreement has been added to the second paragraph in the section titled “Reasons for the Liquidation” in the Proxy Statement, along with the following revised disclosure (emphasis added to denote edit):

The Board also took into account that the contractual expense limitation on the Cutler Emerging Markets Fund’s ordinary operating expenses (which excludes brokerage costs, taxes, interest, acquired fund fees and expenses and extraordinary expenses) and the voluntary advisory fee waiver on the Cutler Fixed Income Fund would limit certain operating expenses borne by the respective Fund’s shareholders in the event the respective Fund’s assets declined significantly between the announcement of the proposed fund liquidations and the Liquidation Date as a result of shareholder redemptions during that period. The Board considered that any management fees reduced and ordinary operating expenses paid by the Adviser are subject to repayment by the Emerging Markets Fund for a period of 3 years after such fees and expenses were reduced or paid, provided that any repayments do not cause the Fund’s annual fund operating expenses to exceed the foregoing expense limitation, but noted that the Adviser would not be seeking repayment from the Cutler Emerging Markets Fund of any previously reduced management fees or previously paid ordinary operating expenses.

EDGAR Operations Branch
March 20, 2020

Comment 5. The Staff is interested in additional information concerning the Board’s conclusions about Cutler and its affiliates purchasing of shares of the Funds. Also, please clarify the phrase “previously held shares”. Based on current disclosure, the Staff believes the “previously held shares” are no longer owned by Cutler and its affiliates.

Response: For many years Cutler Investment Counsel has owned shares of the Funds and these shares continued to be owned by Cutler through the Record Date. The Trust has updated “previously held shares” to “previously purchased shares” for clarification. The following disclosure has been added to the third paragraph in the section titled “Reasons for the Liquidation”:

The Board considered management’s proposal for Cutler or its affiliates to purchase, out of its own assets, additional shares of the Funds in order to facilitate obtaining a quorum for the proposal to liquidate the Funds, and concluded that under the circumstances, this course of action was reasonable and appropriate.

Comment 6. Please confirm to the Staff that liquidating distributions will be made within 7 days in accordance with Section 22(e) and disclose that fact in the Proxy Statement.

Response: The Trust confirms that liquidation distributions made after the Liquidation Date pursuant to the Plan of Liquidation, as well as any redemption requests of shareholders of the Funds made prior to the Liquidation Date, will be made within 7 days in accordance with Section 22(e) of the 1940 Act. The first sentence of the paragraph “Liquidating Distributions” in the section titled “Summary of the Plan of Liquidation” has been updated as follows (emphasis added to denote edit):

Liquidating Distributions. As soon as is reasonable and practicable after the Liquidation Date, and within 7 days in accordance with Section 22(e) of the 1940 Act, the Trust shall mail to each shareholder of record at the Liquidation Date: (a) one or more liquidating distributions equal in the aggregate to the shareholder’s proportionate interest in the excess of the assets of the respective Fund over the liabilities of that Fund as of the Liquidation Date; and (b) information concerning the sources of each liquidating distribution. Any accrued income or gains will be distributed as part of the liquidating distribution.

EDGAR Operations Branch
March 20, 2020

Comment 7. Confirm that all references to the liquidating trust have been deleted.

Response: The Trust confirms that all references to the liquidating trust have been deleted.

Comment 8. Delete the reference to redemptions in-kind if the Funds do not intend to make any distributions by way of redemptions in-kind in connection with the liquidations. If redemptions in-kind may be made, the Staff will have additional comments.

Response: The Trust confirms that the Funds do not intend to make any distributions in connection with the liquidations by way of redemptions in-kind and accordingly, has deleted such references from the Proxy Statement.

Any questions or comments with respect to this communication may be directed to the undersigned at (202) 775-1213.

Sincerely,
/s/ John L. Chilton
John L. Chilton, Esq.